Correspondence

August 13, 2014

VIA EDGAR/ CONFIDENTIAL SUBMISSION

Caroline Kim, Esq.
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington D.C.  20549

dbabiarz@duffordbrown.com
RE:	PetroShare Corp.
Draft Registration Statement on Form S-1
Submitted July 3, 2014
CIK # 0001568079

Dear Ms. Kim:

Our client, PetroShare Corp (the "Company"), has submitted via Edgar today an amended draft registration statement on Form S-1.  On behalf of the Company, this letter shall serve to respond to comments of the staff of the Securities & Exchange Commission dated July 30, 2014 on the Company's initial draft submission.

The following narrative responds to each comment contained in the staff's letter.  Numbers assigned to the comments by the staff have been retained by us.

Accordingly, the Company's responses are as follows:

Draft registration statement on Form S-1

General

1.  Please be advised that neither the Company nor anyone authorized to do so on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended ("Securities Act"), or otherwise.  Further, no research reports have been published or distributed in reliance on Section 2(a)(3) of the Securities Act under Section 105(a) of the Jumpstart Our Business Startups Act by any broker-dealer.  The Company hereby undertakes to provide any such communications or research reports to the staff which may be delivered or published in the future.

August 13, 2014
VIA CONFIDENTIAL SUBMISSION
Caroline Kim, Esq.
Division of Corporation Finance
Securities & Exchange Commission

Risk Factors, Page 8

Risks Related to Our Company, Page 8

2.  Please be advised that the Company has considered this comment and does not believe that any revisions to the prospectus contained in the draft registration statement are necessary or appropriate.  In that regard, the Company believes that any leases material to its business are currently held by drilling and completion efforts, as more fully described in relevant portions of the prospectus.  Leases mentioned in the prospectus at, among other places, Page 27 and which may expire beginning in October 2014 relate to leases in which the Company has a very immaterial working interest and are not material to the Company's business, financial condition or results of operations.

Forward-Looking Statements, Page 18

3.  Comment complied with.  The disclosure at Page 18 of the prospectus has been revised to remove the references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act").

Business and Properties, Page 24

Buck Peak Acquisition, Page 27

Management's Discussion and Analysis of Financial Condition and Results of Operation, Page 30

Liquidity and Capital Resources, Page 33

4.  Comment complied with.  The disclosure contained in the prospectus at Pages 26 and 34 has been revised to clarify the amount of capital which the Company must raise in order to meet its working capital and operating needs for the next 12 months.

Financial Statements for Fiscal Year Ended December 31, 2013

Notes to Financial Statements, Page F-21

Note 5 – Oil and Gas Properties, Page F-26

August 13, 2014
VIA CONFIDENTIAL SUBMISSION
Caroline Kim, Esq.
Division of Corporation Finance
Securities & Exchange Commission

5.  Comment complied with.  The presentation in Note 5 has been revised to include line items consistent with the examples shown in FASB ASC 932-235-55-4.

Undertakings, Page II-3

6.  Comment complied with.  The undertakings contained in numbers (1) to (3) have been revised consistent with the requirements of Item 512(a) of Regulation S-K.

Exhibits

7.  Comment complied with.  Agreements submitted as exhibits to the draft registration statement have been supplemented and submitted to include schedules and other missing exhibits.

Closing Comments

The Company acknowledges the guidance of the Division of Corporation Finance in its announcement of October 11, 2012, and believes that it has complied with such guidance.  The Company also acknowledges that the staff may publicly post filing review correspondence in accordance with the Division's December 1, 2011 policy.

Please direct any questions regarding the Company's response or the revised draft of the registration statement to me at (303) 837-6325 or dbabiarz@duffordbrown.com.

Sincerely,

DUFFORD & BROWN, P.C.

/s/ David J. Babiarz
David J. Babiarz

DJB:kac
cc:	Stephen J. Foley, PetroShare Corp. Edward Schenkein, CPA, StarkSchenkein LLP Paul Maniscalco, SJM Accounting, Inc.